UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

                        APPLICATION FOR DEREGISTRATION OF
                     CERTAIN REGISTERED INVESTMENT COMPANIES


I.       GENERAL IDENTIFYING INFORMATION

1.       Reason fund is applying to deregister (check only one):

         [     ]  MERGER

         [     ]  LIQUIDATION

         [  X  ]  ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [     ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note:  Business Development Companies answer only questions
                  1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  Colonial Massachusetts Insured Municipal Fund

3.       Securities and Exchange Commission File No.:  811-09535

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [  X  ]  Initial Application                       [     ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  One Financial Center
                  11th Floor
                  Boston, Massachusetts  02111



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6.       Name,  address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  John M. Loder, Esq.
                  Ropes & Gray
                  One International Place
                  Boston, Massachusetts  02110-2624
                  Telephone:  617-951-7405

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Investment Company Act of 1940 ("Act") [17 CFR 270.31a-1, .31a-2]:

                  Liberty Funds Group LLC
                  Attn:  General Counsel
                  One Financial Center
                  Boston, Massachusetts  02111
                  Telephone:  617-426-3750

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [  X  ]  Management company;

         [     ]  Unit investment trust; or

         [     ]  Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [     ]    Open-end                [  X  ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                   Commonwealth of Massachusetts



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11.      Provide  the name and  address of each  investment  adviser of the fund
         (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                           Colonial Management Associates, Inc.
                           One Financial Center
                           Boston, Massachusetts  02111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                           None

13.      If the fund is a unit investment trust ("UIT") provide:  NOT APPLICABLE

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [     ]    Yes                     [ X ]    No

                  If Yes, for each UIT state:

                           Name(s):

                           File No.:  811-________

                           Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [     ]    Yes                     [ X ]    No

                  If Yes, state the date on which the board vote took place:

                  If No, explain:           The Abandonment of Registration for
                                            the fund has been pursued at the
                                            discretion of the officers of the
                                            fund pursuant to the fund's bylaws.



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         (b)      Did the fund obtain approval from the shareholders  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [     ]    Yes                     [ X ]    No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain: The Fund does not now have, and never has had, any shareholders.

II.      DISTRIBUTION TO SHAREHOLDERS -- NOT APPLICABLE

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [     ]    Yes                     [     ]    No

         (a)  If  Yes,   list  the   date(s)   on  which  the  fund  made  those
              distributions:

         (b) Were the distributions made on the basis of net assets?

                  [     ]    Yes                     [     ]    No

         (c) Were the distributions made pro rata based on the share of ownership?

                  [     ]    Yes                     [     ]    No

         (d)  If  No  to  (b)  or  (c)   above,   describe   the  method  of
              distributions  to  shareholders.   For  Mergers,  provide  the
              exchange ratio(s) used and explain how it was calculated:

         (e)  Liquidations only:
              Were any distributions to shareholders made in kind?

                  [     ]    Yes                     [     ]    No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:



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17.      Closed-end funds only:
         Has the fund issued senior securities?

         [     ]    Yes                     [     ]    No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [     ]    Yes                     [     ]    No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [     ]    Yes                     [     ]    No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES -- NOT APPLICABLE

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [     ]    Yes                     [     ]    No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [     ]    Yes                     [     ]    No



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21.      Does the fund  have  any  outstanding  debts  (other  than  face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [     ]    Yes                     [     ]    No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR
    DEREGISTRATION -- NOT APPLICABLE

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:

                  (ii)     Accounting expenses:

                  (iii)    Other expenses (list and identify separately):

                  (iv)     Total expenses (sum of lines (i)-(iii) above):

         (b)      How were those expenses allocated?

         (c)      Who paid those expenses?

         (d)      How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [     ]    Yes                     No    [     ]

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:



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V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [     ]    Yes                     No    [ X ]

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [     ]    Yes                     No    [ X ]

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY -- NOT APPLICABLE

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-________

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                   VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Colonial Massachusetts Insured Municipal Fund, (ii) he is the Assistant Secretary of Colonial Massachusetts Insured Municipal Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.


                                           /s/William J. Ballou
                                              William J. Ballou